VP 3/17/03

Arf 3/17/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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RECD S.E.C. FEB 2 8 2003

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

03014672

SEC FILE NUMBER
8- 46836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAFG RIA Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Gaither Drive Suite 5
(No. and Street)

Mount Laurel	N.J.	08054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher S. Hughes (856) 793-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goble, Peitz, Mishkin, LLP
(Name – *if individual, state last, first, middle name*)

323 Norristown Road P.O. Box 917	Spring House	PA	19477
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore A. Beringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAFG RIA SERVICES, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner

Title

Notary Public

Notarial Seal
Barry J. Levin, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Aug. 24, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GABLE PERITZ MISHKIN, LLP
Certified Public Accountants

HERBERT GABLE
STANTON L. PERITZ
NELSON C. MISHKIN
RICHARD P. DAVOLI
ALAN C. WECHT
THOMAS W. MASOERO
KENNETH S. FREBOWITZ
REGINA C. O'KEEFE
FRANK E. O'BRIEN

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of MAFG RIA Services, Inc. (a New Jersey S corporation) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the

323 Norristown Road / P.O. Box 917 / Spring House, PA 19477 Phone (215) 628-0500 Fax (215) 628-8756
11000 Lincoln Drive West, Suite 11015 / Marlton, NJ 08053 Phone (856) 235-0810 Fax (856) 596-6121
Website: GPMLLP.net

objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

Deloitte & Touche LLP

February 7, 2003

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2002

MAFG RIA SERVICES, INC.

DECEMBER 31, 2002

CONTENTS

	Page
Independent auditors' report	1
Financial statements:	
Statement of financial position	2
Statement of income	3
Statement of stockholders' equity	4
Statement of changes in liabilities subordinated to claims of general creditors	5
Statement of cash flows	6
Notes to financial statements	7-9
Supplemental information:	
Independent auditors' report on supplemental information	10
Schedule I	11-12

GABLE PERITZ MISHKIN, LLP
Certified Public Accountants

HERBERT GABLE
STANTON L. PERITZ
NELSON C. MISHKIN
RICHARD P. DAVOLI
ALAN C. WECHT
THOMAS W. MASOERO
KENNETH S. FREBOWITZ
REGINA C. O'KEEFE
FRANK E. O'BRIEN

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial position of MAFG RIA Services, Inc. (a New Jersey S Corporation) as of December 31, 2002, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

February 7, 2003

Gable Peritz Mishkin LLP

323 Norristown Road / P.O. Box 917 / Spring House, PA 19477
Phone (215) 628-0500 Fax (215) 628-8756

11000 Lincoln Drive West, Suite 11015 / Marlton, NJ 08053
Phone (856) 235-0810 Fax (856) 596-6121

Website: GPMLLP.net

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2002

ASSETS

Cash	$ 72,410	
Deposit with clearing organization	511	
Receivables from non-customers	64,428	
Prepaid expenses	628	
Due from affiliate	733,678	
		$ 871,655

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 5,166
Liabilities subordinated to claims of general creditors		159,000
Stockholder's equity		
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	$ 1	
Additional paid-in capital	4,999	
Retained earnings	702,489	
		707,489
		$ 871,655

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Fees	$ 365,932
Commissions	124,449
Interest	26,406
	516,787
Expenses	
Management administrative service fee	396,000
Licenses and fees	7,451
Professional fees	7,209
Interest	13,515
Insurance	628
Other operating expenses	1,335
Taxes - other	318
	426,456
Net income	$ 90,331

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2002	$ 1	$ 4,999	$ 612,158	$ 617,158
Net income	-	-	90,331	90,331
Balances - December 31, 2002	$ 1	$ 4,999	$ 702,489	$ 707,489

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated liabilities at January 1, 2002	$ 159,000
Increases (decreases)	-
Subordinated liabilities at December 31, 2002	$ 159,000

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities		
Net income	$ 90,331	
(Increase) decrease in assets		
Deposits with clearing organizations	1	
Receivables from non-customers	14,406	
Prepaid expenses	(628)	
Prepaid income taxes	419	
Net receivables from broker dealers	1	
Increase in liabilities	166	
Net cash provided by operating activities		$ 104,696
Cash flows from investing activities		
Net advances of loans to affiliate		(120,785)
Net decrease in cash		(16,089)
Cash, January 1, 2002		88,499
Cash, December 31, 2002		$ 72,410

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Interest	$ 13,515

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

This summary of significant accounting policies of MAFG RIA Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and accompanying notes are representations of the Company's management, who are also responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

MAFG RIA Services, Inc. was incorporated in the State of New Jersey and commenced operations December 23, 1992. The Company is a wholly owned subsidiary of MAFG Consolidated, Inc. The Company is engaged primarily in the brokerage, strategic planning and investment advisory business.

Concentration of Credit Risk

The Company maintains its checking accounts with several banks. Cash balances with the banks in excess of $100,000 exceed the insurable limit as allowed by FDIC. Total cash balances with the banks did not exceed the insurable limits at December 31, 2002.

Use of Estimates

Management has made estimates and assumptions relating to the reporting of assets and liabilities and related reporting of revenues and expenses to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

Accounts Receivable

The Company utilizes the direct write-off method for recognizing bad debts. This method approximates generally accepted accounting standards.

NOTES TO FINANCIAL STATEMENTS

2. Deposit with Clearing Organizations

The Company has $511 on deposit with a broker-dealer clearing organization.

3. Net Capital Requirements

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $67,244, which was $17,244 in excess of its required net capital of $50,000. The Company's net capital ratio was .08 to 1.

4. Exemptive Provision

The Company claims an exemption under (k)(1) of SEC Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

5. Liabilities Subordinated to Claims of General Creditors

The Company issued subordinated notes due to the parent company of $159,000 with interest at 8.5%. The full amount is due January 31, 2007.

6. Income Taxes

The Company, with the consent of its shareholders, elected to be taxed as a Qualified Subsidiary Subchapter S corporation for federal and state tax purposes. Under these provisions, the shareholders of the parent are taxed on their proportionate share of the Company's taxable income on their individual tax returns.

7. Related Party Transaction

The Company paid management fees of $396,000 to an affiliate for management advisory, consulting and administrative support services provided for the period year ended December 31, 2001.

SUPPLEMENTAL INFORMATION

GABLE PERITZ MISHKIN, LLP
Certified Public Accountants

HERBERT GABLE
STANTON L. PERITZ
NELSON C. MISHKIN
RICHARD P. DAVOLI
ALAN C. WECHT
THOMAS W. MASOERO
KENNETH S. FREBOWITZ
REGINA C. O'KEEFE
FRANK E. O'BRIEN

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

We have audited the accompanying financial statement of MAFG RIA Services, Inc. (a New Jersey S corporation) as of and for the year ended December 31, 2002, and have issued our report thereon dated February 7, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 7, 2003

Gable Peritz Mishkin LLP

323 Norristown Road / P.O. Box 917 / Spring House, PA 19477
Phone (215) 628-0500 Fax (215) 628-8756

11000 Lincoln Drive West, Suite 11015 / Marlton, NJ 08053
Phone (856) 235-0810 Fax (856) 596-6121

Website: GPMLLP.net

SCHEDULE I

MAFG RIA SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

NET CAPITAL	
Stockholders' equity qualified for net capital	$ 707,489
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	159,000
Total capital and allowable subordinated liabilities	866,489
Deductions:	
Non-allowable assets	
Receivables from non-customers	64,428
Due from affiliate	733,678
Deposit with clearing organization	511
Prepaid expenses	628
	799,245
	$ 67,244
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 5,166
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Excess net capital at 1,500%	66,727
Excess net capital at 1,000%	66,727
Ratio: Aggregate indebtedness to net capital	.08 to 1

See independent auditors' supplemental report.

SCHEDULE I

MAFG RIA SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 67,410
Audit adjustments	
Record additional net revenues	166
Net capital per above	$ 67,244

See independent auditors' supplemental report.